
07002784

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# [AN]NUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66705 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities Inc. (formerly Prospect Securities, L.P.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13455 Noel Road, Suite 1710
(No. and Street)

| Dallas | Texas | 75025 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanya Massie — (972)308-6717
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Payne Smith & Jones, P.C.
(Name - *if individual, state last, first, middle name*)

| 10711 Preston Road, Suite 110 | Dallas | Texas | 75230 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
185

**CHECK ONE:**

(X) Certified Public Accountant

( ) Public Accountant

( ) Account not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are required to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Tanya Massie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

None



Signature

Assistant Vice President / FINOP

Title



Notary Public


EMILY REYNOLDS
Notary Public, State of Texas
My Commission Expires
January 26, 2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PAYNE SMITH & JONES, P.C.

Certified Public Accountants

***Independent Auditors' Report***

The Board of Directors
NexBank Securities, Inc.

We have audited the accompanying statement of assets and liabilities of NexBank Securities, Inc. (formerly Prospect Securities, L.P.) as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of NexBank Securities, Inc., at December 31, 2006, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Payne Smith & Jones, P.C.*

January 29, 2007

10711 Preston Road • Suite 110 • Dallas, TX 75230 • 972 / 404-1226 • Fax 214 / 363-9980

## *NEXBANK SECURITIES, INC.*

Statement of Assets and Liabilities

December 31, 2006

(In Thousands)

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 4,665 |
| Receivables: | | |
| Brokers and dealers | | 140 |
| Non-customers | | 5 |
| Affiliates | | 1,003 |
| | | 1,148 |
| Furniture, equipment, and leasehold improvements, net | | 476 |
| Other assets | | 82 |
| Total assets | $ | 6,371 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| Accrued liabilities | $ | 2,505 |
| Total liabilities | | 2,505 |
| Stockholder's equity: | | |
| Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding) | | - |
| Additional paid-in capital | | 1,940 |
| Retained earnings | | 1,926 |
| Total stockholder's equity | | 3,866 |
| Total liabilities and stockholder's equity | $ | 6,371 |

See accompanying notes to financial statements.

## *NEXBANK SECURITIES, INC.*

Statement of Income

For the Year Ended December 31, 2006

(In Thousands)

| | | |
|---|---|---|
| Revenue: | | |
| Commissions | $ | 525 |
| Placement fees | | 1,783 |
| Marketing fees | | 4,013 |
| Other | | 5 |
| | | 6,326 |
| Expenses: | | |
| Compensation and benefits | | 2,519 |
| Commissions | | 87 |
| Regulatory fees | | 186 |
| Other | | 1,242 |
| | | 4,034 |
| Net income | $ | 2,292 |

See accompanying notes to financial statements.

## *NEXBANK SECURITIES, INC.*

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

(In Thousands)

| | Partners' Capital | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balances, January 1, 2006 | $ 54 | $ - | $ - | $ - | $ 54 |
| Partners' capital contributions | 520 | - | - | - | 520 |
| Conversion from a limited partnership to an S Corporation | (574) | - | 940 | (366) | - |
| Capital contributions | - | - | 1,000 | - | 1,000 |
| Net income | - | - | - | 2,292 | 2,292 |
| Balances, December 31, 2006 | $ - | $ - | $ 1,940 | $ 1,926 | $ 3,866 |

See accompanying notes to financial statements.

## *NEXBANK SECURITIES, INC.*

Statement of Cash Flows

For the Year Ended December 31, 2006

(In Thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 2,292 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 67 |
| Increase in assets: | | |
| Receivable from brokers and dealers | | (140) |
| Receivable from affiliates | | (928) |
| Other receivables | | (4) |
| Other assets | | (88) |
| Increase (decrease) in liabilities: | | |
| Payable to affiliate | | (136) |
| Accrued liabilities | | 2,485 |
| Net cash provided by operating activities | | 3,548 |
| Cash flows from investing activities: | | |
| Purchase of furniture, equipment, and leasehold improvements | | (526) |
| Net cash used in investing activities | | (526) |
| Cash flows from financing activities: | | |
| Partners' capital contributions | | 520 |
| Capital contributions | | 1,000 |
| Net cash provided by operating activities | | 1,520 |
| Net increase in cash and cash equivalents | | 4,542 |
| Cash and cash equivalents: | | |
| Beginning of year | | 123 |
| End of year | $ | 4,665 |

See accompanying notes to financial statements.

## 1. Organization and Nature of Business

NexBank Securities, Inc. (Company) was formerly known as Prospect Securities, L.P. (a Delaware limited partnership), and is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). Effective May 31, 2006, NCI purchased the existing partnership interests of Prospect Securities, L.P. from its partners (who are also the majority stockholders of NCI) for a purchase price of approximately $366,000, which represented the book value of the net assets at that date. Simultaneous with this transaction, the Company converted organizational forms from a limited partnership to an S Corporation and changed its name to NexBank Securities, Inc. Because the ownership group remained substantially the same both before and after the acquisition, the acquisition has been accounted for at historical cost as if it had occurred on January 1, 2006.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

## 2. Significant Accounting Policies

### Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

### Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

### Recognition of Revenue

Marketing fees and interest income are accrued and recognized as they are earned. Commissions are recorded on the trade date.

**Income Taxes**

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholders. Consequently, no provision or liability for Federal income taxes has been reflected in the accompanying financial statements.

## 3. Acquisition

As discussed in Note 1 to the financial statements, NCI purchased the partnership interests of Prospect Securities, L.P. on May 31, 2006 for a purchase price of approximately $366,000 (the then book value of the net assets). A summary of the assets acquired and liabilities assumed on that date is as follows (in thousands):

| | | |
|---|---|---|
| Assets acquired: | | |
| Cash and cash equivalents | $ | 607 |
| Receivables from affiliates | | 77 |
| Furniture, equipment, and leasehold improvements | | 10 |
| Other assets | | 1 |
| | | 695 |
| Liabilities assumed: | | |
| Payables to affiliates | | 329 |
| Book value of net assets acquired | $ | 366 |

## 4. Related Party Transactions

The Company derives the majority of its income on products and marketing it performs for and on behalf of Highland Capital Management, L.P. (HCMLP). HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $4,013,000 (63.4% of total revenue) was derived from transactions involving HCMLP during 2006.

Certain expenses incurred by HCMLP are allocated to the Company pursuant to the terms of a management agreement between the two entities. Total expenses allocated to the Company and expensed amounted to approximately $371,000, including rent allocation of approximately $62,000, as discussed in Note 6.

Total receivables from affiliates amounted to approximately $1,003,000 at December 31, 2006.

## 5. Furniture, Equipment, and Leasehold Improvements

The following is a summary of furniture, equipment, and leasehold improvements at December 31, 2006 (in thousands):

| | Estimated Useful Life | Amount |
|---|---|---|
| Furniture and fixtures | 5 to 7 years | $ 68 |
| Computers and equipment | 5 years | 230 |
| Leasehold improvements | 5.5 years | 241 |
| | | 539 |
| Less accumulated depreciation | | (63) |
| Total | | $ 476 |

Depreciation and amortization expense amounted to approximately $67,000 for the year ended December 31, 2006.

## 6. Commitments, Guarantees and Contingent Liabilities

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee agreements. FIN 45 defines guarantees as contract and determination agreements that contingently require a guarantor or equity security of a guaranteed party. Fin 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees its clearing agent against specified potential losses in connection with the clearing entity acting as an agent of, or providing services to, the Company. The Company does not perform trading activities on its own, but acts as an introducing broker to its clearing agent. As an introducing broker, any losses that occur would be primarily due to settlement risk (that is, the risk of counterparty failure between trade date and settlement date). The Company attempts to reduce its risk by qualifying and approving its counterparties. As such, the Company believes it is unlikely that it will be required to remit any material payments under the agreement with its clearing agent and, thus, has not recorded any contingent liability in the accompanying financial statements.

The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the consolidated financial position or results of operations of the Company.

The Company leases its primary office facility under a non-cancelable lease agreement which expires December 31, 2011. Following is a summary of future minimum lease commitments under this agreement (in thousands):

| Year | | Amount |
|---|---|---|
| 2007 | $ | 89 |
| 2008 | | 89 |
| 2009 | | 89 |
| 2010 | | 89 |
| 2011 | | 89 |
| | $ | 445 |

Additionally, the Company is allocated rent expense from HCMLP for its out-of-state marketing facilities. Total rent expense incurred for the year ended December 31, 2006 amounted to approximately $122,000, of which approximately $62,000 was allocated from HCMLP.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

## 7. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6.67% of total aggregate indebtedness.

At December 31, 2006, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $2,255,000 and $2,505,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 1.1. Total net capital was approximately $2,088,000 in excess of the minimum required net capital of approximately $167,000.

## 8. Customer Protection, Reserves and Custody of Securities

As an introducing broker-dealer, the Company does not hold funds or securities but clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, Bear Stearns Securities Corp.; accordingly and pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is not subjected to such provisions, which provide for the maintenance by the broker-dealer of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

## SUPPLEMENTAL SCHEDULE I

*NEXBANK SECURITIES, INC.*

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2006

(In Thousands)

## Computation of Net Capital under Rule 15c3-1

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 3,866 |
| Less deduction for fidelity bond deductible > $5,000 | | 45 |
| Less non-allowable assets: | | |
| Receivables from affiliates | | 1,003 |
| Receivables from non-customers | | 5 |
| Furniture, equipment, and leasehold improvements | | 476 |
| Other assets | | 82 |
| Net capital as defined by Rule 15c3-3 | | 2,255 |
| Minimum net capital required | | 167 |
| Excess net capital | | 2,088 |
| Aggregate indebtedness: | | |
| Accrued liabilities | | 2,505 |
| Total aggregate indebtedness | $ | 2,505 |

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(ii).

*NexBank Securities, Inc.*
**Dallas, Texas**

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5**

**December 31, 2006**



PAYNE SMITH & JONES, P.C.

Certified Public Accountants

January 29, 2007

**CONFIDENTIAL**

To the Board of Directors of
NexBank Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NexBank Securities, Inc. (Company) as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3.

The Company processes client trades through Bear Stearns Securities Corp. (BSSC) on a fully disclosed basis. The Clearing Agreement between the Company and BSSC requires BSSC to perform the above listed duties associated with carrying customer cash balances and the custody of securities.

10711 Preston Road • Suite 110 • Dallas, TX 75230 • 972 / 404-1226 • Fax 214 / 363-9980

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraphs and for verifying that BSSC has established and maintained internal control and the practices and procedures referred to in the preceding paragraphs in its performance of duties associated with carrying customer cash balances and the custody of securities. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purposes described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and Stockholder, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

*Payne Smith & Jones, P.C.*

END